Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

	2009	2008
A Net income as reported, Canadian GAAP ($ millions)	308.3	566.0
B Items adjusting net income ($ millions)	(8.8)	(19.7)
C Net income, US GAAP ($ millions)	299.5	546.3
D Weighted average number of shares outstanding	295,232,000	315,662,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,092,000	10,419,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,091,000	10,411,000

CANADIAN GAAP
Basic earnings per share (A/D)	1.04	1.79
Diluted earnings per share (A/(D+E))	1.02	1.74

UNITED STATES GAAP
Basic earnings per share (C/D)	1.01	1.73
Diluted earnings per share (C/(D+F))	0.99	1.68